(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS

FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011

(Expressed in Canadian Dollars)

(Unaudited)

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	SEPTEMBER 30,	DECEMBER 31,	JANUARY 1,
	2011	2010	2010

ASSETS

Current Assets
Cash and cash equivalents	$13,101,343	$24,376,060	$1,504,920
Accounts receivable	1,361,508	515,405	11,173
Prepaids	1,186,763	656,726	—
Total current assets	15,649,614	25,548,191	1,516,093

Non-current assets
Equipment (Note 4)	322,364	304,290	—
Exploration and evaluation assets (Note 6)	88,668,710	88,668,710	—
Total non-current assets	88,991,074	88,973,000	—

Total assets	$104,640,688	$114,521,191	$1,516,093

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	$3,898,848	$896,088	$181,861
Due to related parties (Note 9)	155,535	131,097	44,824
Total current liabilities	4,054,383	1,027,185	226,685

Shareholders’ equity
Capital stock (Note 7)
Authorized: Unlimited number of common shares without par value
Issued: 82,717,514 (December 31, 2010 – 81,589,189, January 1, 2010 - 9,279,081) common shares	140,223,155	137,210,613	20,164,894
Subscriptions received in advance	—	—	1,500,000
Reserves	14,715,032	8,631,142	256,477
Deficit	(54,351,882)	(32,347,749)	(20,631,963)
Total shareholders’ equity	100,586,305	113,494,006	1,289,408

Total liabilities and shareholders’ equity	$104,640,688	$114,521,191	$1,516,093

Nature of operations and going concern (Note 1)

Subsequent events (Note 14)

Approved on November 24, 2011 on behalf of the Board:

“David Porter”	“Brad Boland”
David Porter, Director	Brad Boland, Director

The accompanying notes are an integral part of these consolidated financial statements.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30		SEPTEMBER 30
	2011	2010	2011	2010
Administrative expenses:
Accounting and audit fees	$7,174	29,955	$55,254	112,298
Bank charges and interest	4,233	3,413	10,264	7,434
Consulting fees	508,260	290,128	1,388,897	382,469
Depreciation	13,408	7,701	33,895	31,221
Exploration and evaluation	6,536,087	2,912,937	10,600,844	3,704,291
Insurance	3,909	8,739	11,515	8,739
Investor relations	288,114	131,988	603,268	190,738
Legal fees	4,083	10,084	54,695	21,072
Management fees	303,629	475,001	783,631	541,669
Office and administration	79,610	9,382	208,112	78,942
Rent	39,783	28,772	80,603	67,539
Share-based compensation	2,678,554	587,821	7,168,047	1,853,456
Transfer agent and filing fees	24,717	19,209	71,646	46,823
Travel and entertainment	398,166	97,497	603,468	139,583
Wages	171,428	113,263	437,654	250,795

Loss before other items	(11,061,155)	(4,725,890)	(22,111,793)	(7,437,069)

Other items:
Interest Income	16,844	41,397	126,478	42,765
Unrealized loss on foreign exchange	(1,198)	237	(18,818)	(919)

Net loss for the period before income taxes	(11,045,509)	(4,684,256)	(22,004,133)	(7,395,223)

Deferred income tax recovery	—	—	—	636,364

Net loss and comprehensive loss for the period	$(11,045,509)	$(4,684,256)	$(22,004,133)	$(6,758,859)
Basic and diluted loss per share	$(0.13)	$(0.13)	$(0.27)	$(0.21)
Basic and diluted weighted average number of common shares outstanding	82,601,625	36,776,726	82,353,920	32,203,106

The accompanying notes are an integral part of these consolidated financial statements

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	NINE MONTHS ENDED
	SEPTMBER 30,
	2011	2010
Cash flows used in operating activities
Net loss for the period	$(22,004,133)	$(6,758,859)
Items not affecting cash:
Depreciation	33,895	31,221
Deferred income tax recovery	—	(636,364)
Share-based compensation	7,168,047	1,853,456
Unrealized loss on foreign exchange	18,818	919
	(14,783,373)	(5,509,627)
Net change in non-cash working capital items:
Accounts receivable	(846,103)	(597,103)
Prepaid expenses	(530,037)	(415,070)
Accounts payable and accrued liabilities	2,983,942	771,249
Due to related parties	24,438	(9,250)
Cash used in operating activities	(13,151,133)	(5,759,801)

Cash flows from investing activities
Acquisition of equipment	(51,969)	(335,830)
Acquisition costs for 0860132 BC Ltd.	—	(106,480)
Cash used in investing activities	(51,969)	(442,310)

Cash flows from financing activities
Shares and warrants issued for cash, net of share issuance costs	1,928,385	14,499,607
Cash provided by financing activities	1,928,385	14,499,607

Increase (decrease) in cash and cash equivalents	(11,274,717)	8,297,496

Cash and cash equivalents, beginning of the period	24,376,060	1,504,920
Cash and cash equivalents, end of the period	$13,101,343	$9,802,416
Cash consist of:
Cash	$790,393	$872,477
Liquid short-term investments	12,310,950	8,929,939
	$13,101,343	$9,802,416

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(Unaudited)

			SUBSCRIPTIONS
	SHARE CAPITAL		RECEIVED IN
	NUMBER	AMOUNT	ADVANCE	RESERVES	DEFICIT	TOTAL
Balance, December 31, 2009 and January 1, 2010	9,279,081	$20,164,894	$1,500,000	$256,477	$(20,631,963)	$1,289,408
Fractional rounding from share consolidation	(80)	—	—	—	—	—
Private placement (Note 7)	10,000,000	1,500,000	(1,500,000)	—	—	—
Private placement (Note 7)	10,000,000	10,000,000	—	—	—	10,000,000
Private placement (Note 7)	1,818,182	5,000,000	—	—	—	5,000,000
Acquisition of 0860132 BC Ltd (Note 5)	5,000,000	9,000,000	—	—	—	9,000,000
Share issue costs - cash	—	(806,420)	—	(11,973)	—	(818,393)
Share issue costs - agent warrants	—	(235,739)	—	235,739	—	—
Tax benefit renounced to flow-through shareholders	—	(636,364)	—	—	—	(636,364)
Warrant exercise	3,018,000	325,182	—	(7,182)	—	318,000
Share-based compensation (Note 7)	—	—	—	1,853,456	—	1,853,456
Net loss for the period	—	—	—	—	(6,758,859)	(6,758,859)
Balance, September 30, 2010	39,115,183	44,311,553	—	2,326,517	(27,390,822)	19,247,248
Private placement (Note 7)	9,125,000	15,004,473	—	5,070,527	—	20,075,000
Share issue costs - cash	—	(1,011,892)	—	(325,933)	—	(1,337,825)
Share issue costs - agent warrants	—	(814,084)	—	814,084	—	—
Acquisition costs (Note 5)	32,285,006	79,421,114	—	—	—	79,421,114
Warrant exercise	1,024,000	186,090	—	(12,090)	—	174,000
Stock option exercise	40,000	113,359	—	(53,359)	—	60,000
Share-based compensation (Note 7)	—	—	—	811,396	—	811,396
Net loss for the period	—	—	—	—	(4,956,927)	(4,956,927)
Balance, December 31, 2010	81,589,189	137,210,613	—	8,631,142	(32,347,749)	113,494,006
Warrant exercise	854,625	2,226,374	—	(713,459)	—	1,512,915
Stock option exercise	273,700	766,618	—	(370,698)	—	395,920
Share issue costs — cash refunded	—	19,550	—	—	—	19,550
Share-based compensation	—	—	—	7,168,047	—	7,168,047
Net loss for the period	—	—	—	—	(22,004,133)	(22,004,133)
Balance, September 30, 2011	82,717,514	$140,223,155	$—	$14,715,032	$(54,351,882)	$100,586,305

The accompanying notes are an integral part of these consolidated financial statements

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

1.                            NATURE OF OPERATIONS AND GOING CONCERN

Alderon Iron Ore Corp. (formerly Alderon Resource Corp.) (the “Company”) is an exploration stage company whose common shares trade on the Toronto Stock Exchange and OTCQX and is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or exploring and evaluating these properties further or disposing of them when the evaluation is completed.  The Company was incorporated under the laws of British Columbia on March 17, 1978. The address of the Company’s registered office is #1240 — 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

On September 1, 2004, the Company changed its name from Truax Ventures Corp. to Aries Resource Corp. and then again on September 24, 2008, the Company changed its name from Aries Resource Corp. to Alderon Resource Corp. On October 4, 2011, the Company changed its name from Alderon Resource Corp. to Alderon Iron Ore Corp.

On March 3, 2010, pursuant to a special resolution passed by the shareholders on December 8, 2009, the Company consolidated its common shares on a 2 old for 1 new basis. All share and per share amounts are presented on a post-consolidated basis unless stated otherwise.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.                            BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by Canada on January 1, 2011. This represents the Company’s application of IFRS as at and for the nine months ended September 30, 2011, including 2010 comparative periods.  The financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Reporting Standards” and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the international Accounting Standards Board (“IASB”).

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

2.                            BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (cont’d...)

A summary of the Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been applied retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS1. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The impact of the transition from Canadian GAAP to IFRS is explained in Note 13.

The interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of condensed interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)                                 The carrying value and the recoverability of exploration and evaluation assets, which are included in the condensed interim consolidated statements of financial position.

ii)                              The Black-Scholes stock price valuation model used to value warrants and stock options requires the input of highly subjective assumptions regarding stock price volatility, the expected lives of warrants and stock options and expected forfeitures.

iii)                           The valuation allowance applied to deferred tax assets.

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, 0860132 BC Ltd. (“Privco”). A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

balances have been eliminated on consolidation.

2.                            BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (cont’d...)

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
0860132 BC Ltd. (“Privco”)	Vancouver, Canada	100%	Exploration and evaluation of mineral properties

3.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with maturity of three months or less to be cash equivalents. At September 30, 2011, the Company had $12,310,950 in liquid short-term investments (December 31, 2010 - $23,689,263, January 1, 2010 - $Nil).

Financial Instruments

All financial instruments are initially recognized at fair value on the statement of financial position. The Company has classified each financial instrument into one of the following categories: (1) financial assets or liabilities at fair value through profit or loss (“FVTPL”), (2) loans and receivables, (3) financial assets available-for-sale, (4) financial assets held-to maturity, and (5) other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax.

Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are subsequently measured at amortized cost using the effective interest method.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial Instruments (cont’d...)

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Due to related parties	Financial liabilities	Amortized cost

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 — Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using Level 1 inputs.

Exploration and Evaluation Assets

Pre-exploration costs are expensed as incurred. Costs to acquire mineral properties are capitalized as incurred. Costs related to the exploration and development of mineral properties are expensed as incurred.  The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Exploration and Evaluation Assets (cont’d...)

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Future Reclamation Costs

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of reclamation of mineral interest (exploration and evaluation assets). The net present value of future rehabilitation cost estimates is capitalized to the related assets along with a corresponding increase in the reclamation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

For the period presented, the Company does not have any future reclamation costs.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Income Tax

Income tax on profit or loss for the period comprises of current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the period, using tax rates enacted or substantively enacted at the statement of financial position, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of the enactment or substantive enactment of the change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting instalment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both share compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserve account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to capital stock.

Flow-Through Shares

Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credit to other liabilities and included income at the same time the qualifying expenditures are made.

Foreign Currency Translation

The functional currency of the Company and its subsidiary is the Canadian dollar. The reporting currency of the Company is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Any gains or losses resulting from translation have been included in the statement of operations and comprehensive loss.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of equipment, less its estimated residual value, using the declining balance method at the following rates per annum:

Building	4%
Furniture	20%
Computer and office equipment	30%
Computer software	45%
Exploration equipment	20%

Equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of operations and comprehensive income or loss. Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Impairment of Long-lived Assets

At each financial position reporting date the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Impairment of Long-Lived Assets (cont’d...)

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.   If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

Comprehensive Income (loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity which results from transactions and events from sources other than the Company’s shareholders. For the periods presented, comprehensive loss was the same as net loss.

New standards to be adopted

In November 2009, the IASB published IFRS 9, “Financial Instruments”, which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings.  If this option is elected, entitles would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.  IFRS 9 is effective for the Company on January 1, 2013.  Early adoption is permitted and the standard is required to be applied retrospectively.  There is not expected to be a significant impact on the Company upon

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

implementation of the issued standard.

4.                            EQUIPMENT

	BUILDING	COMPUTER AND OFFICE EQUIPMENT	COMPUTER SOFTWARE	EXPLORATION EQUIPMENT	FURNITURE & FIXTURES	TOTAL

Cost at December 31, 2010	$180,000	$10,058	$32,781	$118,396	$2,990	$344,225
Current period additions	—	—	—	19,398	32,571	51,969
Cost at September 30, 2011	$180,000	$10,058	$32,781	$137,794	$35,561	$396,194

Accumulated depreciation at December 31, 2010	$5,400	$2,429	$10,880	$20,709	$517	$39,935
Current period depreciation	5,400	1,478	5,916	15,880	5,221	33,895
Accumulated depreciation at September 30, 2011	$10,800	$3,907	$16,796	$36,589	$5,738	$73,830

Net book value at December 31, 2010	$174,600	$7,629	$21,901	$97,687	$2,473	$304,290

Net book value at September 30, 2011	$169,200	$6,151	$15,985	$101,205	$29,823	$322,364

	BUILDING	COMPUTER AND OFFICE EQUIPMENT	COMPUTER SOFTWARE	EXPLORATION EQUIPMENT	FURNITURE & FIXTURES	TOTAL

Cost at January 1, 2010	$—	$—	$—	$—	$—	$—
Current period additions	180,000	10,058	32,781	110,001	2,990	335,830
Cost at September 30, 2010	$180,000	$10,058	$32,781	$110,001	$2,990	$335,830

Accumulated depreciation at January 1, 2010	$—	$—	$—	$—	$—	$—
Current period depreciation	5,400	1,963	8,604	14,850	404	31,221
Accumulated depreciation at September 30, 2010	$5,400	$1,963	$8,604	$14,850	$404	$31,221

Net book value at January 1, 2010	$—	$—	$—	$—	$—	$—

Net book value at September 30, 2010	$174,600	$8,095	$24,177	$95,151	$2,586	$304,609

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

5.                            ACQUISITION

Effective March 3, 2010, the Company acquired all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). In consideration, the Company issued 5,000,000 common shares of the Company to Privco’s shareholders.  On March 3, 2010, the agreement was completed and the Company issued the 5,000,000 post- consolidated common shares to Privco shareholders and paid acquisition costs of $106,480, with a total value of $9,106,480.

The cost of the asset acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In the case of the Company, the fair value of the consideration given was used which was allocated to the individual identifiable assets and liabilities on the basis of their relative fair values as of the date of acquisition. Refer to Note 13 for a discussion of the adjustment to the measurement of the acquisition upon transition from Canadian GAAP to IFRS.

The acquisition of Privco constitutes a related party transaction, and since the transaction has commercial substance and is not in the normal course of operations, it has been measured at the exchange amount.

The total purchase price of $9,106,480 includes the following:

Common shares issued	$9,000,000
Acquisition costs	106,480

$9,106,480

The purchase price of $9,106,480 was allocated as follows:

Receivables	$5,820
Exploration and evaluation assets	9,247,596
Current liabilities	(146,936)

$9,106,480

These consolidated financial statements include the results of operations of Privco from March 3, 2010, the date of acquisition.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

6.                            EXPLORATION AND EVALUATION ASSETS

Kami Project

In connection with the acquisition of Privco, The Company acquired an option with Altius Resources Inc. (“Altius”) to acquire a 100% interest in certain claims located in Western Labrador and Quebec.

On December 6, 2010, the Company exercised its option and acquired a 100% interest in the Kamistiatusset (“Kami”) iron ore project in western Labrador. The option was exercised by the Company spending the required $7,000,000 on exploration expenditures and issuing an aggregate of 32,285,006 common shares valued at $79,421,114 from its treasury to Altius. Altius also retains a 3% gross sales royalty on iron ore concentrate from the Kami Project.

Kami Project
Balance, December 31, 2009 and January 1, 2010	$—
Acquisition costs	88,668,710
Balance, December 31, 2010 and September 30, 2011	$88,668,710

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

7.                            CAPITAL STOCK

Share issuances

During the nine months ended September 30, 2011, the following share transactions were completed:

• 854,625 warrants with an exercise price ranging from $1.00 to $2.80 per warrant were exercised for gross proceeds of $1,512,915. An amount of $713,459, representing the fair value of these warrants on the grant date was reclassified from reserves to capital stock upon exercise. In connection with the exercise of agent warrants 128,112 warrants with an exercise price of $2.80 were issued.

•                      273,700 stock options with an exercise price ranging from $1.20 to $1.60 per option were exercised, all for gross proceeds of $395,920. An amount of $370,698, representing the fair value of these options on the grant date was reclassified from reserves to capital stock upon exercise.

•                      4,400,000 stock options with an exercise price ranging from $2.62 to $3.80 were issued to certain directors, officers, and contractors of the Company.

During the year ended December 31, 2010, the following share transactions were completed:

• On March 3, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every two pre-consolidated common shares.  The 18,558,162 pre-consolidated common shares were reduced to 9,279,001 post-consolidated common shares. Stock options and warrants were similarly adjusted.

• On February 16, 2010, the Company closed a private placement for $10,000,000, through the issuance of 10,000,000 subscription receipts at a price of $1.00 per subscription receipt.  On March 3, 2010, the 10,000,000 subscription receipts issued converted into 10,000,000 common shares of the Company. A cash finder’s fee of $445,500 and 445,500 finder’s warrants valued at $127,466 were issued in connection with this private placement.  Each finder’s warrant entitles the holder to purchase one post-consolidated common share of the Company for $1.00, on or before February 16, 2011. As of September 30, 2011, all of these warrants had been exercised.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

7.                            CAPITAL STOCK (cont’d...)

Share issuances (cont’d...)

• Also on March 3, 2010, the 10,000,000 subscription receipts issued in December 2009 at $0.15 per subscription receipt for total proceeds of $1,500,000 automatically converted into 10,000,000 common shares of the Company and the proceeds of the financing have been released from escrow.  In connection with this private placement, the Company issued 1,000,000 finder’s warrants, valued at $7,407, each warrant entitling the holder to acquire one post-consolidated common share of the Company for $0.15, on or before December 22, 2010.  As at December 31, 2010 all these warrants had been exercised.

• On March 3, 2010, the Company issued 5,000,000 common shares in connection with the acquisition of 0860132 BC Ltd. (see Note 5).

• On March 23, 2010, the Company closed a non-brokered private placement of 1,818,182 flow-through shares (“Flow-Through Shares”) at a price of $2.75 per Flow-Through Share for gross proceeds of $5,000,000 (the “Flow-Through Private Placement”).  Each Flow-Through Share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada).  In connection with the Flow-Through Private Placement, the Company paid a cash finder’s fee equal to 5% of the gross proceeds received.  The Company also issued 90,910 finder’s warrants valued at $100,866. Each Finder’s Warrant may be exercised for one common share of the Company at an exercise price of $2.75 per Finder’s Warrant for a period of two years.

• 4,042,000 warrants with an exercise price ranging from $0.10 to $1.00 per warrant were exercised for gross proceeds of $492,000. An amount of $19,272 representing the fair value of the warrants on granting was reclassified from reserves to capital stock on exercise.

• 40,000 stock options with an exercise price of $1.50 were exercised for gross proceeds of $60,000. An amount of $53,359 representing the fair value of the options on granting was reclassified from reserves to capital stock on exercise.

• On December 6, 2010, 32,285,006 common shares of the Company with a fair value of $79,421,114 were issued pursuant to the acquisition of 100% interest in Kami project (Note 6). The fair value of these shares was allocated to exploration and evaluation assets.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

7.                                     CAPITAL STOCK (cont’d...)

Share issuances (cont’d...)

• On December 16, 2010, the Company completed a private placement of 9,125,000 units of the Company at a price of $2.20 per unit for gross proceeds of $20,075,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $2.80 for a period of 24 months from the closing date.  In connection with the private placement, the Company paid the underwriters a cash commission equal to 6% of the gross proceeds and issued 547,500 finder’s warrants, at an exercise price of $2.20 for a period of 24 months from the closing date.  These finder’s warrants include one half of a share purchase warrant exercisable at $2.80 per warrant for a period of 24 months from the closing date.

Warrants

The following weighted average assumptions were used for the Black-Scholes valuation of warrants issued during the period ended:

	September 30, 2011	December 31, 2010	January 1, 2010
Risk-free interest rate	—	1.20%	—
Expected life of options	—	1.73 years	—
Annualized volatility	—	94%	—
Dividend rate	—	0%	—

The following is a summary of warrants outstanding at September 30, 2011, December 31, 2010, and January 1, 2010 and changes during the periods then ended.

	September 30, 2011		December 31, 2010		January 1, 2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	5,604,410	$2.61	3,000,000	$0.10	90,000	$2.00
Granted	128,112	2.80	6,646,410	2.23	3,000000	0.10
Exercised	(854,625)	1.77	(4,042,000)	0.12	(90,000)	2.00
Outstanding, end of period	4,877,897	$2.76	5,604,410	$2.61	3,000,000	$0.10

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

7.                           CAPITAL STOCK (cont’d...)

Warrants (cont’d...)

As at September 30, 2011, the Company had the following warrants outstanding:

Exercise price	Number outstanding		Expiry Date

$2.75	90,910	(1)	March 23, 2012
2.80	4,495,712		December 16, 2012
2.20	291,275	(1),(2)	December 16, 2012
	4,877,897

(1)  Consists of finder’s warrants

(2)  Each of these warrants is exercisable into one common share and one half warrant. Each whole warrant is then exercisable into one common share at an exercise price of $2.80 expiring on December 16, 2012.

Stock Options

The Company has a Stock Option Plan (the “Plan”), which follows of applicable stock exchange policies regarding stock option awards granted to employees, directors and consultants.  Previously, the Plan allowed a maximum of 10% of the issued shares to be reserved for issuance under the Plan; however, on September 30, 2011 at the Company’s annual general and special meeting of shareholders (the “Meeting”), the Company amended the Plan to reserve for issuance a fixed maximum number of shares equal to 12,392,290.  Options granted under the Plan previously had a maximum term of 5 years; however, at the Meeting shareholders approved the maximum term of 10 years. The vesting terms are at the Board’s discretion.                       As at September 30, 2011, the following stock options were outstanding:

	September 30, 2011		December 31, 2010		January 1, 2010
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of the period	5,085,000	$1,88	17,500	$3.40	48,000	$4.92

Granted	4,400,000	3.34	5,125,000	1.88	—	—
Exercised	(273,700)	1.45	(40,000)	1.50	—	—
Expired/cancelled	—	—	(17,500)	3.40	(30,500)	5.78

Outstanding, end of period	9,211,300	$2.59	5,085,000	$1.88	17,500	$3.40
Exercisable end of the period	2,755,050	$2.09	1,116,250	$1.53	17,500	$3.40

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

7.                           CAPITAL STOCK (cont’d...)

Stock Options (cont’d...)

At September 30, 2011, the following stock options were outstanding and exercisable:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
1,190,000	1,190,000	1.50	March 3, 2015
75,000	75,000	1.88	April 27, 2015
125,000	62,500	2.00	May 1, 2015
300,000	125,000	1.20	July 22, 2015
50,000	37,500	1.53	October 20, 2015
1,896,300	471,300	1.60	November 8, 2015
1,175,000	293,750	3.00	December 29, 2015
1,900,000	475,000	3.70	February 9, 2016
100,000	25,000	3.80	March 1, 2016
300,000	—	3.40	April 4, 2016
800,000	—	2.62	June 13, 2016
1,000,000	—	3.20	July 06, 2016
200,000	—	3.30	July 18, 2016
100,000	—	3.27	August 5, 2016
9,211,300	2,755,050

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the period ended September 30, 2011 was $7,168,047 (September 30, 2010 - $1,853,456).  The weighted average fair value of options granted in the period was $2.29 (September 30, 2010 - $1.24).

The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	September 30, 2011	September 30, 2010
Risk-free interest rate	2.21%	1.25%
Expected life of options	4 years	5 years
Annualized volatility	94%	94%
Expected forfeitures	5.94%	4.78%
Dividend rate	0%	0%

Escrow shares

At September 30, 2011, a total of 155 (December 31, 2010-18,642,659, January 1,

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

2010 - 313) shares were held in escrow.

8.                            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash transactions during the period ended September 30, 2011:

• 854,625 warrants and 273,700 stock options were exercised with the fair values of $713,459 and $370,698, respectively.

The following were significant non-cash transactions during the period ended September 30, 2010:

•  In connection with the acquisition of Privco (see Note 5), the Company issued 5,000,000 common shares valued at $9,000,000.

•  1,546,410 agent warrants with a fair value of $235,739 were issued as share issuance costs.

• 3,018,000 agent warrants with a fair value of $7,182 were exercised.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

9.                            RELATED PARTY TRANSACTIONS

The Company’s related parties consist of directors and officers, and companies owned by officers and directors.

During the nine months ended September 30, 2011, the Company entered into the following transactions with related parties:

	September 30, 2011	September 30, 2010
Expenses:
Management fees	$783,631	$541,669
Consulting fees	875,267	265,759
Wages	392,396	250,763
Investor relations	23,410	5,743
Office and administration	146,258	50,565
Rent	53,652	67,539
Share-based compensation	4,867,293	1,271,434
Travel and entertainment	29,203	—
Exploration and evaluation costs:
Drilling salaries included in exploration and evaluation expense	349,955	365,635
Acquisition costs	—	9,000,000

	$7,521,065	$11,819,107

Amounts owing to the related parties are as following:

EGM Exploration Group Management Corp. —$155,535 (December 31, 2010 - $131,097, January 1, 2010 - $Nil)

Craig Goldenberger - $Nil (December 31,2010 - $Nil, January 1, 2010 - $5,250)

Anfield Sujir Kennedy & Durno LLP - $Nil (December 31, 2010 - $Nil, January 1, 2010 - $23,873)

Emprise Capital Corp. - $Nil (December 31, 2010 - $Nil, January 1, 2010 - $15,701)

The amounts due to related parties are non-interest bearing, with no fixed terms of the repayment. The fair values of the amounts due to the related parties cannot be determined as there are no special terms of repayment.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

10.                     CAPITAL MANAGEMENT

The Company is in the business of mineral exploration and evaluation in Canada.  Management determines the Company’s capital structure and makes adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and evaluation of exploration and evaluation assets. The Company considers its capital structure to include shareholders’ equity and working capital.  The Board of Directors has not established quantitative return on capital criteria for capital management but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; and the Company does not generate any revenue, and accordingly the Company is dependent upon external financing to fund both its exploration programs and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

11.                    FINANCIAL RISK FACTORS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and amounts due to related parties. The fair value of the Company’s accounts receivables, accounts payable and accrued liabilities, and amounts due to related parties approximate their carrying value, due to their short-term maturities or ability of prompt liquidation.  The Company’s other financial instrument, cash and cash equivalents, under the fair value hierarchy is based on level one quoted prices in active markets for identical assets or liabilities.

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s receivables consist mainly of Harmonized sales tax receivable due from the Government of Canada, and as such the Company has no significant credit risk with respect to accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 10 to the consolidated financial statements.  Accounts payable and accrued liabilities are due within the one year.

Management has a cash and cash equivalents balance of $13,101,343 to settle current liabilities of $4,054,383.  Management believes that it has sufficient funds to meet its current liabilities as they become due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices and foreign exchange rates. Since the Company does not currently possess investments in publicly traded securities,

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

market risk is considered low.

11.                    FINANCIAL RISK FACTORS (cont’d)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over frequently.

Price Risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Currency Risk

As at September 30, 2011, the Company expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars. As at September 30, 2011, the Company has accounts payable denominated in US dollars of US$339 and cash of US$778. A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of $46.

12.                    SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and evaluation of mineral resources. All of the Company’s equipment and resource properties are located in Canada.

13.                    FIRST-TIME ADOPTION OF IFRS

As stated in Note 2, these interim condensed consolidated financial have been prepared in accordance with IFRS. The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the period ended September 30, 2011 and 2010, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS statement of financial position on January 1, 2010, the “Transition Date”.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended September 30, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

(i) Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

The adoption of IFRS has resulted in changes to the Company’s reported financial position, results of operations, and operating and investing cash flow. There was no impact on the Company’s consolidated statement of financial position as of the date of transition to IFRS (January 1, 2010).

In order to allow the users of the financial statements to better understand the changes in accounting policies, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes in accounting policy, see the discussion in Notes to the IFRS Reconciliations below.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

The January 1, 2010 Canadian GAAP (“CGAAP”) consolidated statement of financial position has been reconciled to IFRS as follows with no changes noted:

	CGAAP		IFRS
	Consolidated		Consolidated
	January 1, 2010	Adjustments	January 1, 2010

Cash and cash equivalents	$1,504,920	$—	$1,504,920
Accounts receivables	11,173	—	11,173
	1,516,093	—	1,516,093

	$1,516,093	$—	$1,516,093

Accounts payable and accrued liabilities	$181,861	$—	181,861
Due to related parties	44,824	—	44,824
	226,685	—	226,685

Capital Stock	20,164,894	—	20,164,894
Subscriptions received in advance	1,500,000	—	1,500,000
Reserves	256,477	—	256,477
Deficit	(20,631,963)	—	(20,631,963)

	1,289,408	—	1,289,408
	$1,516,093	$—	$1,516,093

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

The September 30, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows

	CGAAP	Adjustments	IFRS	Ref

Cash and cash equivalents	$9,802,416	$—	$9,802,416
Accounts receivables	614,096	—	614,096
Prepaids	415,070	—	415,070
	10,831,582	—	10,831,582

Equipment	304,609	—	304,609
Exploration and evaluation assets	15,989,603	(3,037,716)	9,247,596	ii
		(3,704,291)		iii
	27,125,794	(6,742,007)	20,383,787

Accounts payable and accrued liabilities	$1,037,537	$—	$1,037,537
Due to related parties	99,002	—	99,002
	1,136,539	—	1,136,539

FIT Liability	3,037,716	(3,037,716)	—	ii
	4,174,255	(3,037,716)	1,136,539

Capital stock	43,697,917	613,636	44,311,553	ii
Reserves	1,697,597	628,920	2,326,517	i
Deficit	(22,443,975)	(628,920)	(27,390,822)	i
		(613,636)		ii
		(3,704,291)		iii
	22,951,539	(3,704,291)	19,247,248
	27,125,794	(6,742,007)	20,383,787

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of comprehensive income (loss) for the three month period ended September 30, 2010 has been reconciled to IFRS as follows:

	CGAAP	Adjustments	IFRS	Ref

Audit and accounting	$29,955	$—	$29,955
Bank charges and interest	3,413	—	3,413
Consulting	290,128	—	290,128
Depreciation	7,701	—	7,701
Exploration and evaluation	—	2,912,937	2,912,937	iii
Insurance	8,739	—	8,739
Investor relations	131,988	—	131,988
Legal Fees	10,084	—	10,084
Management fees	475,001	—	475,001
Office and administration	9,382	—	9,382
Rent	28,772	—	28,772
Share-based compensation	561,529	26,292	587,821	i
Transfer agent and filing fees	19,209	—	19,209
Travel and entertainment	97,497	—	97,497
Wages	113,263	—	113,263
Loss before other items	(1,786,661)	- 2,939,229	(4,725,890)

Interest Income	41,397	—	41,397
Unrealized gain on foreign exchange	237	—	237
Net loss before income taxes	(1,745,027)	(2,939,229)	(4,684,256)

Net loss for the period	$(1,745,027)	$(2,939,229)	$(4,684,256)	ii

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of comprehensive loss for the nine month period ended September 30, 2010 has been reconciled to IFRS as follows:

	CGAAP	Adjustments	IFRS	Ref

Audit and accounting	$112,298	$—	$112,298
Bank charges and interest	7,434	—	7,434
Consulting	382,469	—	382,469
Depreciation	31,221	—	31,221
Exploration and evaluation	—	3,704,291	3,704,291	iii
Insurance	8,739		8,739
Investor relations	190,738	—	190,738
Legal Fees	21,072	—	21,072
Management fees	541,669	—	541,669
Office and administration	78,942	—	78,942
Rent	67,539	—	67,539
Share-based compensation	1,224,536	628,920	1,853,456	i
Transfer agent and filing fees	46,823	—	46,823
Travel and entertainment	139,583	—	139,583
Wages	250,795		250,795
Loss before other items	(3,103,858)	(4,333,211)	(7,437,069)

Interest Income	42,765	—	42,765
Unrealized loss on foreign exchange	(919)	—	(919)
Net loss before income taxes	(3,062,012)	(4,333,211)	(7,395,223)

Future income tax recovery	1,250,000	(613,636)	636,364	ii

Net loss for the period	$(1,812,012)	$(4,946,847)	$(6,758,859)

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of cash flows for the nine month period ended September 30, 2010 has been reconciled to IFRS as follows:

	CGAAP	Adjustments	IFRS	Ref
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,812,012)	$(628,920)	$(6,758,859)	i
		(3,704,291)		iii
		(613,636)		ii
Item not affecting cash:
Depreciation	31,221	—	31,221
Future income tax recovery	(1,250,000)	613,636	(636,364)	ii
Share-based compensation	1,224,536	628,920	1,853,456	i
Unrealized loss on foreign exchange	919	—	919
	(1,805,336)	(3,704,291)	(5,509,627)
Changes in non-cash working capital items:
Accounts receivables	(597,103)	—	(597,103)
Prepaid expenses	(415,070)	—	(415,070)
Accounts payable and accrued liabilities	18,161	753,088	771,249	iii
Due to related party	(9,250)	—	(9,250)
Net cash used in operating activities	(2,808,598)	(2,951,203)	(5,759,801)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equip	(335,830)	—	(335,830)
Acquisition costs : 0860132 BC Ltd.	(106,480)	—	(106,480)
Exploration and evaluation assets	(2,951,203)	2,951,203	—	iii
Net cash (used in/provided by) investing activities	(3,393,513)	2,951,203	(442,310)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net of costs)	14,499,607	—	14,499,607
Net cash provided by financing activities	14,499,607	—	14,499,607

Increase in cash during the period	8,297,496	—	8,297,496

Cash, beginning of the period	1,504,920	—	1,504,920

Cash, end of the period	$9,802,416	$—	$9,802,416

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

			IFRS
	CGAAP		Consolidated
	Consolidated		December 31,
	December 31, 2010	Adjustment	2010	Ref

Cash and cash equivalents	$24,376,060	$—	$24,376,060
Accounts receivables	515,405	—	515,405
Prepaids	656,726	—	656,726
	25,548,191	—	25,548,191

Equipment	304,290	—	304,290
Resource properties	98,797,975	(3,037,716)	88,668,710	ii
		(7,091,549)		iii
	124,650,456	(10,129,265)	114,521,191

Accounts payable and accrued liabilities	$896,088	—	896,088
Due to related parties	131,097	—	131,097
	1,027,185	—	1,027,185

Deferred liability	1,274,179	(3,037,716)	—	ii
		1,763,537	—	ii
	2,301,364	(1,274,179)	1,027,185

Capital stock	136,596,977	613,636	137,210,613	ii
Reserves	7,944,488	686,654	8,631,142	i
Deficit	(22,192,373)	(10,155,376)	(32,347,749)
	122,349,092	(8,855,086)	113,494,006
	$124,650,456	$(10,129,265)	$114,521,191

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	CGAAP		IFRS
	Consolidated		Consolidated
	for the year		for the year
	December 31, 2010	Adjustment	December 31, 2010	Ref
Audit and accounting	$143,298	$—	$143,298
Bank charges and interest	11,479	—	11,479
Consulting	525,007	—	525,007
Depreciation	39,935		39,935
Exploration and evaluation	—	7,091,549	7,091,549	iii
Insurance	12,865	—	12,865
Investor relations	300,996	—	300,996
Legal Fees	143,626	—	143,626
Management fees	591,670	—	591,670
Office and administration	152,706	—	152,706
Rent	96,971	—	96,971
Share- based compensation	1,978,198	686,654	2,664,852	i
Transfer agent and filing fees	72,902	—	72,902
Travel and entertainment	217,309	—	217,309
Wages	349,314	—	349,314
Loss before other items	(4,636,276)	(7,778,203)	(12,414,479)

Other items
Interest	62,329	—	62,329
Net loss before income taxes	(4,573,947)	(7,778,203)	(12,352,150)

Future income tax recovery (expense)	3,013,537	(613,636)	636,364	ii
		(1,763,537)		ii
Net loss for the period	$(1,560,410)	$(10,155,376)	$(11,715,786)

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of cash flows for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	CGAAP		IFRS
	December 31, 2010	Adjustments	December 31, 2010	Ref
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,560,410)	$(686,654)	$(11,715,786)	i
		(613,636)		ii
		(7,091,549)		iii
		(1,763,537)		ii
Item not affecting cash:
Depreciation	39,935	—	39,935
Future income tax recovery	(3,013,537)	613,636	(636,364)	ii
		1,763,537		ii
Share-based compensation	1,978,198	686,654	2,664,852	i
Unrealized loss of foreign exchange	13,732	—	13,732
	(2,542,082)	(7,091,549)	(9,633,631)
Changes in non-cash working capital items:
Accounts receivables	(498,412)	—	(498,412)
Prepaid expenses	(656,726)	—	(656,726)
Accounts payable and accrued liabilities	69,340	547,648	616,988	iii
Due to related party	22,845	—	22,845
Net cash provided by (used in) operating activities	(3,605,035)	(6,543,901)	(10,148,936)
CASH FLOWS FROM INVESTING ACTIVITIES
Resource property costs	(6,543,901)	6,543,901	—	iii
Acquisition of equip.	(344,225)	—	(344,225)
Acquisition costs : 0860132 BC Ltd.	(106,480)	—	(106,480)
Net cash (used in/provided by) investing activities	(6,994,606)	6,543,901	(450,705)
CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net of costs)	33,470,781	—	33,470,781
Net cash provided by financing activities	33,470,781	—	33,470,781
Increase in cash during the year	22,871,140	—	22,871,140
Cash, beginning of the year	1,504,920	—	1,504,920
Cash, end of the year	$24,376,060	$—	$24,376,060

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

Notes to the IFRS reconciliations:

i)                                       Share-based payment

Under Canadian GAAP, the fair value of share-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting instalment within the option grant. Each instalment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each instalment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. As at September 30, 2010, this accounting policy change resulted in an increase in reserves of $628,920 (December 31, 2010 - $686,654, January 1, 2010 - $Nil) and a corresponding increase in share-based compensation expense. During the 3 months ended September 30, 2010, share-based compensation expense was increased by $26,292.

ii)                                   Income taxes

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Under IFRS, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as a future (or “deferred”) income tax recovery. As at September 30, 2010 and December 31, 2010, this accounting policy change resulted in an increase in share capital of $613,636 and a corresponding decrease in the amount of deferred tax recovery. There was no change as at January 1, 2010.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

13.                    FIRST-TIME ADOPTION OF IFRS (cont’d)

Notes to the IFRS reconciliations (cont’d):

Effective March 3, 2010, the Company acquired all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). On acquisition of Privco, the Company recognized a future income tax liability $3,037,716 in accordance with Canadian GAAP. Under IAS 12 Income Taxes, the deferred tax liability would not be recognized, either on acquisition or subsequently. This accounting policy change resulted in a write-off of the future income tax liability and a corresponding decrease in the carrying value of resource properties.

Future tax benefit has been offset by a valuation allowance resulted in an increase in the amount of future income tax liability of $1,763,537 and a corresponding decrease in the amount of future income tax recovery as at December 31, 2010.

iii)                               Exploration and Evaluation Expenditures

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). As a result, on transition to IFRS, it is possible to continue to follow the policies previously established by the company or to change to a new policy. Under existing Canadian GAAP, the Company followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition, the Company changed the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors.  As at September 30, 2010, this change of policy resulted in a decrease of $3,704,294 (December 31, 2010 - $7,091,549, January 1, 2010 - $Nil) in the carrying value of resource properties and a corresponding increase in the exploration and evaluation expense account. This also resulted in a change in accounts payable and accrued liabilities of $753,088 in the cash flow for 9 months ended September 30, 2010 and $547,648 for the year ended December 31, 2010, as this decreased the capitalized exploration and evaluation assets included in accounts payable.

ALDERON IRON ORE CORP.

(Formerly Alderon Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2011

14.                     SUBSEQUENT EVENTS

The following transactions occurred subsequent to September 30, 2011:

•                  600,000 stock options with an exercise price of $2.53 and 300,000 stock options with an exercise price of $2.78 were issued to certain consultants and officers of the Company.

•                  On October 12, 2011, the Company received final approval for its common shares to be listed, and commenced trading on the Toronto Stock Exchange. The Company retains its current trading symbol “ADV”.

•                  On November 10, 2011, the Company announced a non-brokered private placement of 2,000,000 flow-though common shares (the “Flow-Through Shares”) at a price of $3.00 per Flow-Through Share for gross proceeds of $6,000,000 (the “Offering”)

In connection with the Offering, the Company will pay a cash finder’s fee equal to 6.0% of the gross proceeds raised under the Offering.

The closing date of the Offering is scheduled on or about November 30, 2011. All securities issued will be subject to a four month hold period. The offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approval.

The gross proceeds of the Offering will be used for exploration expenditures on the Company’s Kami Project, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2011 taxation year.